Exhibit 99.34

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MOGO FINANCE TECHNOLOGY INC.

REPORT OF VOTING RESULTS

VIA SEDAR

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Finance Technology Inc. (the “Company”) Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company’s Annual General Meeting of shareholders held on June 7, 2017 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Ron Patterson

Minhas Mohamed

Praveen Varshney

Tom Liston

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	4,935,844	99.99%	700	0.01%
Gregory Feller	4,935,844	99.99%	700	0.01%
Ron Patterson	4,935,844	99.99%	700	0.01%
Minhas Mohamed	4,935,744	99.98%	800	0.02%
Praveen Varshney	4,919,077	99.65%	17,467	0.35%
Tom Liston	4,935,744	99.98%	800	0.02%

2.	Appointment of Auditor

MNP LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company’s board of directors.

Details of the vote are as follows:

Votes For	% For	Votes Withheld	% Withheld
4,936,344	100.00%	200	0.00%

DATED June 7, 2017.

MOGO FINANCE TECHNOLOGY INC.

(signed)

David Feller

Chief Executive Officer

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